UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Execution of Underwriting Agreement

On October 17, 2018, voxeljet AG (“voxeljet” or the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Piper Jaffray & Co., as the underwriter (the “Underwriter”), and Baader Bank AG, as the Underwriter’s agent (the “Underwriter’s Agent”), in connection with the previously announced capital increase and public offering, issuance and sale of 4,860,000 American Depositary Shares (“ADSs”), each representing one-fifth of an ordinary share of the Company, at the public offering price of $2.57 per ADS (the “Public Offering Price”), less underwriting discounts and commissions, pursuant to an effective registration statement on Form F‑3 (File No. 333‑219965) and a related prospectus supplement (the “Prospectus Supplement”) filed with the Securities and Exchange Commission. Under the terms of the Underwriting Agreement, voxeljet granted the Underwriter an over-allotment option, exercisable for 30 days from the date of the Prospectus Supplement, to purchase up to an additional 720,000 ADSs from the Company at the Public Offering Price, less underwriting discounts and commissions.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, conditions to closing, indemnification obligations of the Company, the Underwriter and the Underwriter’s Agent, including for liabilities under the Securities Act of 1933, as amended, and termination provisions.

The offering closed on October 22, 2018. voxeljet received net proceeds from the offering of approximately $11.10 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

The above description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 hereto and is incorporated herein by reference. The Underwriting Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or any of its respective subsidiaries or affiliates. The representations and warranties and the covenants in the Underwriting Agreement were made solely for the benefit of the parties to the Underwriting Agreement. Investors should not rely on the representations and warranties and the covenants as characterizations of the actual state of facts or condition of the Company or any of their respective subsidiaries or affiliates.

Other Events

On October 22, 2018, voxeljet AG issued a press release announcing the closing of the public offering of its ADSs previously announced on October 15, 2018. A copy of the press release is included herewith as Exhibit 99.1.

Exhibits

1.1	Underwriting Agreement.
5.1	Opinion of Hogan Lovells International LLP.
23.1	Consent of Hogan Lovells International LLP (included in Exhibit 5.1).
99.1	voxeljet AG Press Release.

The information contained in this Form 6‑K in Exhibits 1.1, 5.1, 23.1 and 99.1 is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by voxeljet AG with the Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: October 22, 2018